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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                           WIRELESS WEBCONNECT!, INC.
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                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
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                         (Title of Class of Securities)

                                    45815C103
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                                 (CUSIP Number)

 JOSEPH HARKER, 15800 DOOLEY ROAD, SUITE 170, ADDISON, TEXAS 75001 972-386-5800
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                FEBRUARY 1, 2002
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                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 45815C103                     13D                         Page 2 of 5

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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF PERSON
         E-HOME.COM, INC.
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (A)
                                                                      (B)      X
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3        SEC USE ONLY

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4        SOURCE OF FUNDS*
         WC
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)
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6        CITIZENSHIP OR PLACE OF ORGANIZATION
         TEXAS
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NUMBER OF              7        SOLE VOTING POWER
SHARES                          20,494,959
BENEFICIALLY          ----------------------------------------------------------
OWNED BY               8        SHARED VOTING POWER
EACH                            -0-
REPORTING             ----------------------------------------------------------
PERSON WITH            9        SOLE DISPOSITIVE POWER
                                20,494,959
                      ----------------------------------------------------------
                       10       SHARED DISPOSITIVE POWER
                                -0-
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         20,494,959
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         59.7%
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14       TYPE OF REPORTING PERSON*
         CO
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*SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO. 45815C103                     13D                         Page 3 of 5

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to shares of common stock, $0.01 par value per share (the "Common Stock") of Wireless WebConnect, Inc., a Delaware corporation ( "WWC"), acquired by E-Home.com, Inc., d/b/a HomeMark, a Texas corporation ("HomeMark"). The principal executive offices of WWC are located at 2155 Chenault, Suite 410, Carrollton, Texas 75006.

ITEM 2.  IDENTITY AND BACKGROUND.

         Pursuant to Rule 13d-1(a) of Regulation 13D of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), this Schedule 13D Statement is hereby jointly filed by the following persons:
HomeMark, Joseph Harker, Roger Klotz and Pierce Hollingsworth.

         HomeMark is a Texas corporation principally engaged in the business of auctioning real estate over the Internet. The address of the principal offices of the HomeMark, which is also its principal business address, is 15800 Dooley Road, Suite 170, Addison, Texas 75001.

         Mr. Harker is a citizen of the United States and his principal address is 1015 Stinson Road, Lucas, Texas 75002. Mr. Harker serves as the Chairman and Chief Executive Officer of HomeMark whose principal business and address is as set forth above.

         Mr. Klotz is a citizen of the United States and his principal address is 1609 Emory Circle, Plano, Texas 75093. Mr. Klotz serves as a Director and President of HomeMark whose principal business and address is as set forth above.

         Mr. Hollingsworth is a citizen of the United States and his principal address is 1107 Shady Lane, Wheaton, Illinois 60187. Mr. Hollingsworth serves as a Director of HomeMark whose principal business and address is as set forth above. Mr. Hollingsworth is also president of the Hollingsworth Group, Inc. and the editor and publisher of RealEstateProfiles.com, a web magazine for real estate professionals.

         During the last five years, none of the above persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

       On February 1, 2002, WWC, HomeMark and Wireless WebConnect!, Inc., a Florida corporation and wholly-owned subsidiary (the "Subsidiary") of WWC entered into a Stock Purchase and Exchange Agreement (the "Purchase Agreement"), under which WWC sold all of the stock of the Subsidiary to HomeMark, in exchange for $20,000. In turn, HomeMark exchanged the stock of Subsidiary with the certain of WWC's shareholders (the "Former Shareholders") for 20,494,959 shares of WWC's common stock (the "Shares") held by the Former Shareholders. Under the Purchase Agreement, WWC received an option from HomeMark to purchase the Shares from HomeMark for $20,000. The option expires August 1, 2002. HomeMark funded the purchase of the Shares from the Former Shareholders from its available cash.

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CUSIP NO. 45815C103                     13D                         Page 4 of 5

       In addition to being one of the Corporation's directors, Mr. McDonald is the Corporation's Chief Executive Officer and Chief Financial Officer and is a consultant to HomeMark.

ITEM 4.  PURPOSE OF TRANSACTION.

         The contents of Item 3 above are hereby incorporated by reference.

         Upon consummation of the transactions under the Purchase Agreement, all directors of the Corporation designated by the Former Shareholders have resigned from the WWC Board of Directors, leaving William O. Hunt, John J. McDonald and Richard F. Dahlson as the remaining directors.

         As a result of this transaction, WWC currently has no operations. HomeMark has been advised that it is the intent of the remaining directors to restructure and/or settle the debt owed by WWC and to look for an attractive reverse merger candidate and that WWC's major creditor, Banca Del Gottardo has indicated that it would be willing to convert all or some portion of its debt upon the satisfaction of certain conditions, including a satisfactory reduction and/or elimination of other debt of WWC and satisfaction with the merger candidate and the terms and conditions of such reverse merger.

         HomeMark is in the process of acquiring an on-line home auction company. It is contemplated that HomeMark will be the reverse merger candidate. However, the terms of any such transaction have not been finalized.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Prior to the acquisition of the Shares, none of HomeMark, Mr. Harker, Mr. Klotz nor Mr. Hollingsworth owned any shares of WWC.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The contents of Items 3 and 4 are hereby incorporated by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT 1: Stock Purchase and Exchange Agreement, dated as of February 1, 2002, entered into by and among Wireless WebConnect!, Inc., a Delaware corporation, E-Home.com, Inc., a Texas corporation doing business as HomeMark, the undersigned stockholders of Parent, and Wireless WebConnect!, Inc., a Florida corporation.

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CUSIP NO. 45815C103                     13D                         Page 5 of 5

                        SIGNATURES AND POWER OF ATTORNEY

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

         DATED:   February 19, 2002

                                 E-HOME.COM, INC.

                                 By:     /s/ Joseph Harker
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                                 Name:   Joseph Harker
                                 Title:  Chief Executive Officer